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                                                                       EXHIBIT 1

InterOil Corporation

ANNUAL INFORMATION
FORM

20 May 2003

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         CONTENTS

ITEM 2. CORPORATE STRUCTURE                                      3

      2.1  BACKGROUND                                            3

      2.2  CURRENT SHARE STRUCTURE                               3

      2.3  SPI INTEROIL, LDC ("SPI")                             3

      2.4  EP INTEROIL, LTD. ("EPI")                             4

      2.5  INTEROIL LIMITED ("IOL")                              4

      2.6  SP INTEROIL EXPLORATION AND PRODUCTION ("SPI E&P")    4

ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS                      4

ITEM 4. NARRATIVE DESCRIPTION OF THE BUSINESS                    6

      4.1  THE REFINERY                                          6

      4.2  REFINERY SITE LOCATION                                8

      4.3  REFINERY UTILITIES                                    9

      4.4  CAPITAL COSTS AND FINANCING                          10

      4.5  OPERATIONAL MANAGEMENT                               10

      4.7  GOVERNMENT AND PROJECT APPROVALS                     11

      4.8  THE ENVIRONMENT AND LOCAL RESIDENTS                  12

      4.9  EPC CONTRACT                                         13

      4.10  CRUDE OIL SUPPLY                                    13

      4.11  MARKETS FOR PRODUCTS                                13

      4.12  PRODUCT PRICING REGIME IN PNG                       15

      4.13  MANAGING PRICE VARIATIONS                           17

      4.14   THE UPSTREAM OPPORTUNITY                           17

ITEM 5. SELECTED CONSOLIDATED FINANCIAL INFORMATION             22

      5.1  SELECTED CONSOLIDATED FINANCIAL INFORMATION          22

      5.2  FINANCIAL STATEMENTS                                 22

      5.3  DIVIDENDS                                            22

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS                    22

ITEM 7. MARKET FOR SECURITIES                                   23

ITEM 8. DIRECTORS AND OFFICERS                                  23

      8.1  DIRECTORS AND EXECUTIVE OFFICERS                     23

      8.2  COMMITTEES OF THE BOARD                              25

ITEM 9. ADDITIONAL INFORMATION                                  26

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ITEM 2. CORPORATE STRUCTURE

     The InterOil Group is principally comprised of five companies: the public company, InterOil Corporation ("InterOil" or the "Corporation"), the holding company, SP InterOil LDC ("SPI"), EP InterOil Limited ("EPI"), InterOil Limited ("IOL"), and SP InterOil Exploration and Production. All five companies have integrated, shared management.

                                  [FLOW CHART]

     2.1  BACKGROUND

          InterOil was formed under the Business Corporations Act (New Brunswick) by articles of amalgamation dated May 29, 1997. The registered office of InterOil is located at Brunswick House, 10th Floor, 44 Chipman Hill, Saint John, NB E2L 4S6. InterOil was formed as the result of the amalgamation of Cybermind Group Inc. ("Cybermind") and South Pacific InterOil Limited ("SP InterOil Canada"). At the completion of the amalgamation process InterOil had 20,186,870 shares issued and outstanding.

     2.2  CURRENT SHARE STRUCTURE

          As at May 20, 2003 there are 22,457,443 common shares and 1,352,785 common share options issued and outstanding. This amount is inclusive of two share placements totalling 1,617,500 common shares that were completed in February and April, 2003.

     2.3  SPI INTEROIL, LDC ("SPI")

          SPI was incorporated under the International Business Companies Act, 1989, of the Commonwealth of the Bahamas on November 22, 1996. The registered office of SPI is located in Nassau, the Bahamas. SPI was formed under the laws of the Bahamas to facilitate investment and to maximise the tax advantages available to its investors. The General Manager of SPI is PIE Corporation, a privately held company registered in Texas, USA and incorporated in 1981. The management fee paid to PIE in 2002 was US$150,000. Mr. Phil E Mulacek is the president and majority shareholder of PIE Corporation.

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          During the development of the InterOil Group, SPI negotiated the purchase of the refinery assets, which included a modular crude unit, a reformer and two ocean-going American-flagged steel deck barges. After acquiring the equipment, SPI directed the dismantling, loading and transportation of the equipment of the Texas Gulf coast.

          The Corporation has entered into an agreement with Petroleum Independent and Exploration Corporation ("PIE"), the manager of SP InterOil LDC (SPI), to exchange on a one-for-one basis shares in SPI for fully paid shares in InterOil. This election may be made by PIE at any time. There are 5,000 shares in this category.

     2.4  EP INTEROIL, LTD. ("EPI")

          EPI was incorporated under the Companies Law of the Cayman Islands in 1996 and was the vehicle established to form a joint venture with Enron PNG (EPNG). Its registered office is located in Grand Cayman. Currently, SPI controls EPI, with 100% of the voting stock, as EPNG has taken a passive role in the joint venture.

          EPI has entered into a lump-sum, turn-key, engineering, procurement and construction contract (the "EPC Contract") with Clough Niugini Limited. to build PNG's first refinery. EPI has also negotiated the purchase of the utility generation equipment that will be used at the Refinery and has commissioned the work to prepare the equipment movement and installation at the Refinery location.

          EPNG, a 100%-owned subsidiary of Enron Corp. Limited, holds 897,542 participating non-voting shares in EP InterOil Limited, but has decided that the Project is not consistent with its corporate objectives. EPNG's interest is anticipated to be diluted on an ongoing basis as InterOil contributes more equity. As at May 20, 2003, EPNG's interest had been diluted to 1.40%.

     2.5  INTEROIL LIMITED ("IOL")

          IOL is incorporated in Papua New Guinea, and was formed in 1994 to construct, own and operate the Refinery once the Project is completed. Its registered office is in Port Moresby. IOL has played a very active role in working with the PNG government to obtain the permits authorizations and certificates required under the State Project Agreement and has also obtained two 99-year leases over the site of the Refinery location. IOL has received "Pioneer status" in PNG, which grants a five year income tax holiday to IOL in Papua New Guinea.

     2.6  SP INTEROIL EXPLORATION AND PRODUCTION ("SPI E&P")

          SPI E&P was incorporated under the International Business Companies Act, 1989, of the Commonwealth of the Bahamas on September 3, 1998. The registered office of SPI is located in Nassau, the Bahamas. SPI was formed under the laws of the Bahamas to facilitate investment and to maximise the tax advantages available to its investors

          SPI E&P wholly owns the specific purpose exploration companies holding and operating exploration rights in Papua New Guinea.

ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS

          InterOil Group is building a vertically integrated niche oil and gas company, with its primary focus being the development of an oil refinery (the "Refinery" or the "Project") in Papua New Guinea ("PNG"). The second phase of development for the Corporation will encompass expanding into the upstream sector in PNG and developing long-term alliances with strategic partners in downstream

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          distribution and sales. The Corporation has also formed a strategic alliance with Shell Overseas Holdings Limited ("Shell") to purchase all of Shell's PNG retail and commercial distribution assets in PNG, which are to be leased back to Shell in its continuing distribution operations.

          Some years ago, InterOil identified the fact that PNG was one of the few oil producing countries with no domestic oil refinery. At present, most crude oil produced in PNG is exported to Australia and Asia and most refined petroleum products are imported from Singapore and Australia, resulting in the PNG consumer paying considerable refinery margins and transport costs to international oil and shipping companies. A key part of InterOil's strategic plan is to build a special purpose oil refinery in PNG which will use domestic and regional crudes to produce enough gasoline, diesel and jet/kero for the entire PNG market and to export surplus products. Construction of the Refinery will enable the Project to capture most of the transport costs and refinery margins that are currently being paid to the international shipping and oil companies.

          Refineries in Singapore and Australia are presently meeting the PNG and nearby refined product demand. Currently, crude oil from PNG is exported over 2,000km to Brisbane and further to refineries in Sydney and Singapore. Refined product demand for PNG and nearby markets is currently supplied from refineries in Singapore and Australia

          PNG is expected to benefit by import replacement, increased taxable revenue, employment and technical training of PNG citizens and the development of follow-on industries. The Refinery complex is intended to comply with environmental standards and will be PNG's largest non-extractive, value-added project. InterOil has developed a business model that shows that a processing facility whose capacity matches the local and regional market is economically attractive. InterOil began implementing a business plan to capture this opportunity by purchasing existing refinery equipment and by working with the PNG Government to further enhance the project economics. The Project has been in development since late 1994, and the EPC Contract to complete the facilities was signed on March 26, 2002 with notice to proceed given to the major contractor on April 16, 2002.

          Over the past seven years, the Corporation has:

          -    located and purchased suitable refinery equipment;

          - obtained two 99-year State leases on suitable land with deep water access to construct the Refinery;

          - been granted a Petroleum Processing Facility Licence ("PPFL No 1") under the Oil and Gas Act 1998 (PNG);

          - signed a 30-year Project Agreement ("PA") with the PNG Government, which confers certain tax and market privileges;

          - obtained PNG environmental and all other permits/approvals as necessary;

          - signed an agreement to purchase all of Shell's retail and commercial distribution assets in PNG;

          - reached an agreement with Shell for the purchase and marketing of the majority of the export capacity of the Refinery;

          - signed a contract with BP Singapore Pte Limited, ("BP") whereby BP will act as the exclusive crude oil supplier to the Refinery;

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         -     obtained a US$85 million loan from the Overseas Private
               Investment Corporation (OPIC) to finance the Project;

          - executed a lump-sum, turn-key, engineering, procurement and construction contract with Clough;

          -    commenced construction of the Refinery;

          - established a strong exploration position through obtaining certain exploration licences in PNG; and

          - increased the exploration portfolio to approximately eight million acres.

ITEM 4. NARRATIVE DESCRIPTION OF THE BUSINESS

     4.1  THE REFINERY

          The economic fundamentals of the Refinery are based upon on the State Project Agreement dated May 29 1997 (the "PA"), which grants the domestic refining industry the first right of access to local crude oil, and the first right to supply petroleum products to local markets based on the existing import parity price ("IPP") model. The Corporation's overall margin is related to the underlying price of crude oil in the world market but is not the key to the Refinery's profitability, as IPP margins "float" over crude prices. Thus, the processing margin for PNG for refinery product sales in PNG is the "normal" refinery spread plus the transport cost for imported refined products. This results in a refining margin that is superior to most refineries around the world that do not capture import freight costs. A primary element of the development strategy for the Project is the refurbishment, relocation, erection and operation of the core components of a crude oil distillation unit, the "Nikiski", formerly owned and operated by Chevron USA at Kenai, Alaska.

          As it is not possible to make sales quality gasoline directly by distillation, a semi-regenerative catalytic reformer with matching hydro-desulphuriser from a refinery in Oklahoma has also been acquired by InterOil. This unit, the "Oklahoma Reformer", was also previously owned by Chevron and will increase the octane rating of the heavy naphtha feedstock produced from the crude unit for gasoline blending.

          The equipment is being refurbished in Texas under a contract with Gulf Copper & Manufacturing Corp. The first major shipment of refinery equipment arrived in PNG in December 2002. The balance of the refinery equipment will arrive on site in the second half of 2003.

          The Refinery is expected to produce a variety of refined products. The volume of each product produced by the Refinery can be varied depending on the crude oil feedstock used and the Refinery operating mode. This flexibility allows refined product production to be optimised to meet varying product prices and demand. The main variation is the ratio of diesel to jet fuel production, which means that the greater the proportion of jet fuel produced the lower the total volume of diesel that will be produced.

          The name plate capacity of 32,500 bpd is guaranteed by the construction contractor (Clough Niugini Limited) however, it is anticipated that the facility will be able to run at up to 35,500 bpd, which is the expected limit of the new Light Ends Unit. The Refinery is expected to operate 24 hours per day, 365 days per year between scheduled shutdowns required for

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          inspection and overhaul of any equipment that cannot be maintained during normal operation. However, it is recognised that there may be occasions when throughput is limited or unscheduled shutdowns are necessary and so the initial on-stream factor is based upon a conservative 94% running time. This corresponds to operation for 8,200 hours per year. It is currently anticipated that capacity utilisation will increase to 96% by the beginning of year 3 of operation.

          The Refinery design incorporates a matching naphtha hydrotreater and a semi-regenerative catalytic reformer to enable the production of gasoline, and a prefractionator, which has been added to the distillation unit to increase throughput and flexibility. The Refinery will be a simple hydroskimming installation, which will be limited to distillation, purification, reforming and blending. This is appropriate for the treatment of the light sweet crude oil from PNG's oil fields. The Refinery has been engineered for the future inclusion of a naphtha isomerisation unit.

          The nature of the crude oil and the operation of the Refinery influence the range of products produced. The Refinery will have the capability to run with kerosene maximised at 20% of production, giving diesel production of 26% or with kerosene minimized at 7% of production with a corresponding increase in diesel up to 40%. The existing demand in the PNG market indicates that the refinery should be operated to produce maximum diesel, but this may be changed in the future with changes in the market. Kerosene will normally be made to Jet A-1 specification for use as jet aircraft fuel.



                     ESTIMATED REFINERY PLAN CAPACITY YIELD
                              PRODUCTION BREAKDOWN

     Product        VOLUME %    BPD *
--------------------------------------
LPG                      2.1      650
Naphtha                 25.5    7,966
Gasoline                 7.2    2,249
Jet/kero                 8.2    2,553
Diesel                  35.0   10,927
MDO                     18.2    5,668
--------------------------------------
Subtotal                96.2   30,013
                         3.3    1,029
Power plant usage        0.5      158 **
Process losses
--------------------------------------
TOTAL                  100.0   31,200
======================================

          *Product slate based on minimum jet/kerosene production.

          ** The small refinery losses relate mainly to flaring and vapour losses.

          CRUDE, SUPPLY AND STORAGE

          The supply of light sweet crude is not expected to be constrained, although non-PNG sourcing may be required in the longer term. Up to 2 million barrels per day of light sweet crude oil is produced in the region around PNG. The Refinery's jetty berths will have low utilisation during normal operations, and so no problems should be encountered if, for example, it proves desirable to use smaller ships at greater frequency.

          Crude oil for the Refinery will be delivered by marine tankers to the Refinery's main jetty. It will then be pumped by the ship through a pipeline into storage tanks on site. Crude storage capacity will be 750,000 bbl or approximately 24 days of crude supply for the Refinery.

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          The Corporation executed a Crude Marketing Agreement with BP, whereby
          BP will act as the exclusive crude supplier to the Refinery.

          DISTRIBUTION

          The Refinery will have storage tanks for all products, the capacity being determined by the maximum volume required for any single shipment. There are expected to be some 25 road tankers of varying sizes dispatched from the Refinery site each day, with the balance of all products being taken by marine tankers.

     4.2  REFINERY SITE LOCATION

          Location

          The Refinery site is on the western side of Port Moresby Harbour, 4km by sea and 24km by road from Port Moresby. The site has deep water harbour access with an anticipated design to enable the berthing of crude tankers up to 110,000 dead weight tonnage ("DWT"). The Group has obtained two 99-year State leases from the PNG Government over 76.8 hectares of industrial-zoned land and 120 hectares of sub-sea area adjacent to the marine facilities to ensure public safety and unconstrained shipping movements.

          Port Moresby was chosen as the Refinery site for the following reasons:

          - it has the advantage of support services and access to a pool of skilled labour in nearby Australia;

          - the site is only 300km from the Kutubu crude loading terminal at Kumul;

          - Port Moresby Harbour, and the site in particular, has deep water access for crude tankers of up to 110,000 DWT;

          -    Port Moresby is PNG's second largest market for refined products;
               and

          - Port Moresby is not subject to cyclones or hurricanes and has the lowest classification in PNG for seismic activity.

          Crude Supply Advantage of Refinery Location

          In 1986, oil was discovered at Kutubu some 550km north-west of Port Moresby. An export pipeline was constructed from the highlands to the Kumul terminal in the Gulf of Papua (350 km from Port Moresby) and crude export began in 1992. Current production is approximately 50,000 bpd. A shipment of Kutubu crude from the Kumul terminal to the Refinery site will take just one day of sailing time and hence the Refinery will benefit from a relatively low freight cost.

          Product Transportation Advantage of Refinery Site

          The transportation advantage is based on the fact that the nearest alternative refinery supplies are from Singapore and Brisbane, Australia, with the associated loading, transportation and discharge costs of the refined product into PNG included in the current cost to the consumer in PNG as part of the end-user pricing structure. The viability of the Refinery is underpinned by

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          the PA, which grants the Refinery first right to supply locally refined fuel product using the Import Parity Price model. Included in the IPP model are several transportation and ancillary costs that will no longer be paid to overseas shipping companies but will nevertheless continue to remain in the pricing model. The result is an anticipated above average processing margin.

     4.3  REFINERY UTILITIES

          Access

          Existing access is by an unsealed state road from Port Moresby. The road will be made suitable for use by product road tankers prior to Refinery start-up.

          The site is also accessible by sea. The marine facilities will consist of two main jetties. The smaller of the two will berth tankers up to 18,000 dwt with a maximum draft of 15 metres whereas the larger can accommodate tankers up to 110,000 dwt with a draft of 17 metres.

          Power

          Process plant operation requires extremely reliable power supply. Supply capacity reliability and frequency variation in the PNG power network is presently unsuitable for process plant operation and likely to remain so. Consequently, the Refinery includes its own electrical power generation facility. This facility will comprise two 3.5 MW multi-fuel units using either naphtha/diesel or gas produced at the Refinery. Each unit is expected to supply sufficient power for full Refinery operation. These units have been purchased by InterOil and the installation cost is included in the EPC contract. In addition to the two main generators, there will be a 1MW emergency diesel generator and an automatic load shedding system that will protect the operating plant in case of system upsets.

          Water

          A hydrological drilling program has been carried out in the immediate vicinity of the Refinery. This has confirmed that limited bore water is available at the site and this is expected to provide some 20%-30% of water requirements. A sea water desalination plant is incorporated into the plant design to provide the balance. A fresh water storage tank is incorporated in the system, with expected sufficient capacity for three days supply.

          Fresh water is required for:

          -    boiler feed water to make steam;

          -    refinery cooling water make up;

          -    fire fighting systems;

          -    general plant services; and

          -    domestic and irrigation services.

          Fire-water will initially be drawn from the fresh water storage tank, but there are also two large diesel-driven sea water pumps coupled to the fire water system which will start automatically when required. After any such event, the fire system will be flushed with fresh water.

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     4.4  CAPITAL COSTS AND FINANCING

          In June 2001, Overseas Private Investment Corporation, a federal agency of the United States Government, which provides financing support to American companies doing business in developing nations, approved a credit facility for the Project of up to US$85 million. This credit facility closed on March 28, 2002, with the first disbursement of US$31 million. As of May 2003, a total of US$50 million has been drawdown from the OPIC credit facility.

          The total capital cost of the Project to the Corporation is estimated to be US$204 million, with US$187 million being allocated directly to the Refinery. The funding for these costs will be provided from the following sources:

          - InterOil Group provides approximately US$115 million, consisting of assets, deferred development costs and cash;

          -    the OPIC credit facility of up to US$85 million; and

          - a deferred payment loan from Clough Niugini Limited of US$5 million.

          - Any changes to the scope of work under the EPC Contract will require specific approval by InterOil and its senior lender.

          The financing requirement for working capital is expected to be US$12 million to US$35 million depending on the cost of crude oil. InterOil will seek to fund this either through a commercial bank facility or from a financing arrangement.

     4.5  OPERATIONAL MANAGEMENT

          Facilities Management Contract

          In March 2003, InterOil awarded Petrofac Facilities Management Ltd ("PFML") the Facilities Management Contract for the Refinery. PFML was selected because of its successful track record in refinery operations and cost effective management. PFML will be responsible for the management, operation and maintenance of the Refinery. PFML will report to InterOil's Refinery Manager to ensure performance under the Facilities Management Contract.

          The Facilities Management Contract is being negotiated between InterOil and PFML. A mutually acceptable contract is scheduled to be finalised no later than six months prior to Refinery start-up. The Facilities Management Contract will cover all areas related to the management, operations, maintenance and technical services in respect of the Refinery. The Facilities Management Contract will include mobilisation, supply of experienced operating management, supervisory staff and trained operators. PFML will be required to comply with InterOil's Training and Localisation Plan submitted to and approved by the PNG Government and the Health Safety and Environmental Standards of InterOil.

     4.6  PROJECT AGREEMENT ("PA")

          InterOil Limited and EP InterOil entered into a Project Agreement (the "PA") with the Independent State of Papua New Guinea on May 29, 1997. The PA was extended by State instruments on October 2, 1998 and July 1, 1999. The PA is valid for 30 years from the commencement of commercial production at the Refinery.

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          In the PA, the State gives InterOil the right to construct, manage and operate the Refinery and confirms InterOil's right to purchase domestic crude oil and sell refined products into the domestic market. The State undertakes to provide InterOil with liquidated damages to the extent it is harmed by being unable to purchase crude oil at market price or sell its product at the IPP. As well, the State undertakes to prevent domestic distributors and importers of refined products from predatory pricing or dumping and, should it be necessary, the State will consider implementing legislation to enforce these covenants. The PA grants InterOil rights and obligations with respect to infrastructure usage for Project development (i.e., power, water, land, shipping access). On-going commitments for InterOil include complying with all legal, environmental, labour and other
          State agency regulations.

          The price charged by the Refinery for its products must not be greater than the IPP on equivalent products imported into PNG, as calculated in accordance with the PA.

     4.7  GOVERNMENT AND PROJECT APPROVALS

          Statutory Requirements and Approval Process

          The Refinery will be the first project of its type in PNG and thus the statutory requirements, permitting and approval process have no direct precedents. However, PNG has clear guidelines for the development of petroleum projects under the PNG Oil and Gas Act of 1998, and several PNG Government departments and authorities are entrusted with the permitting and authorizing Project infrastructure, environmental plans, labour plans and financing.

          Requirements of the PNG Oil and Gas Act of 1998

          The Minister of Petroleum and Energy (PNG) granted Petroleum Processing Facility Licence (PPFL) No. 1 to InterOil on February 15, 2000.

          Approvals

          The PA requires PNG Government authorities and departments to expedite the approval process for matters associated with the construction of the Refinery and states that the PNG Government will provide assistance to aid the permitting process. The following summarises the progress of the Refinery's development.

          - Site Lease -- A refinery is an industrial operation that requires a normal land lease for a commercial enterprise. The State granted two 99-year leases on May 27, 1997 to InterOil over the area comprising the site of the Refinery.

          - Investment Promotion Act ("IPA") Certificate -- PNG has maintained a consistent policy of welcoming direct foreign investment in most business activities. The IPA primary functions are to promote and facilitate foreign investment in PNG and to provide investment guarantees against nationalisation and expropriation of property and assure project sponsors that they will have the right to repatriate dividends from after-tax profits and to make external debt-service and supplier payments. The IPA business certificate was issued to InterOil on May 9, 1997.

          - Environmental Plan ("EP") -- The Environmental Planning Act requires the preparation and approval of an environmental plan prior to the commencement of construction. InterOil commissioned a well-recognised international firm, Kinhill Kramer, to prepare

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               the EP. InterOil received approval for the EP from the Minister for Environment and Conservation on June 23, 1998.

          - Training and Localisation Plan -- PNG law and policies require the Project to implement a programme of preferentially hiring PNG citizens. Some employment classifications (such as unskilled labour) are reserved exclusively for PNG citizens. In February, 1999, the Department of Labour approved InterOil's Training and Localisation Plan for the Project.

          - Pioneer Certificate -- A Pioneer Certificate was granted in December, 1998 and gazetted by the Government giving a five year income tax holiday to InterOil. The holiday commences from the first day of the financial year following commercial start up.

          - Import Duty Exemption -- An import duty exemption was granted for equipment and materials used in the construction and operation of the Refinery in June 1999.

          - Financing Plan and Foreign Exchange Approvals -- The Bank of Papua New Guinea approved the Financing Plan for the Project on October 16, 2001 and granted all other necessary foreign exchange approvals for the Project during January, February and March 2002.

          - Jetty and wharf -- Substantial works in PNG's ports and harbours requires approval of the Harbours Board before construction is allowed to commence. The Harbours Board issued an approval in October, 2001 for construction of a jetty that will support the intake of crude oil and the construction of a wharf for discharge of refined product.

          - Power generation -- The PA gives the Refinery the right to generate electricity, at its own cost, for the construction and operation of the Refinery. Elcom granted a licence to InterOil for that purpose on December 5, 2001.

          - Water and sewerage facilities -- The Refinery is expected to produce all of its own fresh water by distillation or from bore water on site. The Refinery will install its own sewerage works. Some of the Refinery site lies within the National Capital District ("NCD") where Eda Ranu is the water and sewerage authority and the balance of the site lies in Central Province which has no water and sewerage authority. To the extent that the site is located within the NCD, Eda Ranu approved the sewerage facilities as suitable for ultimate hook up to any sewerage system it might extend into the area.

     4.8  THE ENVIRONMENT AND LOCAL RESIDENTS

          Environmental and Safety

          The Project has been designed to have a minimal impact on the environment. The isolation of the Refinery from residential areas means that emissions, noise and waste from the Refinery are unlikely to adversely affect nearby communities.

          Local Villagers and Neighbours

          The Refinery will be constructed on State land and thus there are no private landowner rights in respect of the Refinery site. However, there is a community situated approximately 3km to the west of the Refinery site at the village called Roku. InterOil has worked closely with the Roku community as well as other communities in the surrounding vicinity for the past five years and the Corporation considers its community relations to be positive. InterOil had provided assistance to local communities (including the Roku village) mostly through its community assistance programmes which commenced in March 1998.

          The community assistance programmes have included donations of books and desks to schools, beach and foreshore reclamation, drilling wells for water, road work, provision of tools to build or repair community buildings and local employment of security guards and manual labourers. It is anticipated that these programmes will continue.

     4.9  EPC CONTRACT

          The EPC Contract was signed on March 26, 2002 with Clough and the formal Notice to Proceed under the terms of the EPC Contract was issued on April 16, 2002. The completion guarantee period is approximately 20 months followed by three months of commissioning and three months of testing. Progress against the schedule remains under continuous review with special attention to the critical path.

     4.10 CRUDE OIL SUPPLY

          The Refinery is capable of processing most regional light sweet crude oils. Light sweet crude oils are widely available and are globally-traded commodities. The Asia Pacific region produces approximately 2 million bpd of light sweet crude oil from more than 100 oil fields.

          Kutubu Blend from PNG is attractive especially because it is sweet, the term used for low sulphur content (0.04% in this case). This means that, for instance, diesel can be made by straightforward distillation with no need to install hydrotreating facilities (i.e., a sulphur removal step). Also, the very small quantities of hydrogen sulphide in refinery fuel gas results in atmospheric emissions falling well within the World Bank recommendations for refinery operation without the need to invest in a sulphur removal plant. Kutubu Blend is also classified as light, which means it contains a relatively small proportion of heavy fuel oil, which can be difficult to store and sell. Thus, from a refining perspective, the PNG crude oil is well suited for a modest cost refinery that will produce a range of quality products that are in local demand.

          While Kutubu Blend is the optimal crude feedstock, the economic viability of the Refinery is not dependent on its availability. InterOil estimates that Kutubu Blend can be shipped to the Refinery at a cost of approximately US$0.30/bbl, while other regional crudes could attract an additional cost of around US$0.25 to US$0.40/bbl and would take longer to deliver to the Refinery. However, some of the other crudes can be priced lower than Kutubu Blend, resulting in a more competitive alternative supply. This alternative crude supply will be optimised with on-going operations management.

          InterOil's strategy is to purchase Kutubu Blend to satisfy as much of its feedstock requirement as possible and to purchase other Asia Pacific light sweet crude oil when Kutubu Blend is not available or not produced, or there are compelling economics for purchase of another crude oil.

     4.11 MARKETS FOR PRODUCTS

          Geographic Sales

          Of the total refined product to be produced by the Project, it is expected that approximately 60% will initially be sold into the PNG marketplace, with the balance being exported. Revenue from PNG sales will be in Kina with export sales payable in US dollars.

          Target Markets

          The markets identified by InterOil include PNG, Pacific Island nations and northern Australia.

          PNG Market

          PNG consumption of petroleum products has been uneven, as product demand has spiked during the development of major mining and other projects. Future growth in demand for petroleum products is dependent on normal economic growth, and the start up of planned mining, oil and gas projects.

          Currently, most refined petroleum product is imported directly into the ports of Lae (41% of PNG imports) and Port Moresby (31%) plus the three secondary ports of Lihir, Rabaul and Madang. The existing distributors in PNG are primarily multinational companies including Shell, Mobil and BP. The distributors are represented in all major markets in PNG with respective market shares estimated in the following table.

              TOTAL   COMMERCIAL   AVIATION   RETAIL
DISTRIBUTOR     %         %           %         %
----------------------------------------------------
Shell            43           54         74       33
Mobil            35           27         26       31
BP               18           17          0       29
Others            4            2          0        7
----------------------------------------------------
TOTAL           100          100        100      100
----------------------------------------------------

          Source: InterOil, PNG Distributors and Department of Petroleum and Energy, PNG 2001.

          The current distributors source their refined petroleum products principally from related company refineries located in Singapore or Australia. Other purchases are principally fuel oil for mining-related power plant, which is supplied ex-Singapore.

          Shell Strategic Alliance

          The Corporation has formed a strategic alliance with Shell Overseas Holdings Limited ("Shell") to purchase all of Shell's PNG retail and commercial distribution assets in PNG, which are to be leased back to Shell in its continuing distribution operations.

          This agreement enhances the commercial value of the Refinery, as Shell's combined domestic and export demand is expected to account for approximately 70% of the Refinery's total output. The strategic alliance involves the following:

          - InterOil will purchase the retail and distribution assets owned by Shell, including retail sites, depots, tanks, and other fixed assets in PNG for the sum of US$18 million in cash and convertible notes. InterOil will issue 2.0 million convertible notes to Shell bearing an interest rate of 8.5% and converting on a one-for-one basis into common shares, and the balance of US$4 million will be payable 12 months after Refinery start up. The conversion price of the convertible notes is US$7.00 per common share;

          - InterOil will lease the retail and distribution assets back to Shell PNG to facilitate Shell's continuing distribution operations. The rental is expected to give InterOil a base return of approximately 8.5%

          -    InterOil and Shell share 50/50 in the net operating profit;

          - Upon conversion of the convertible notes, Shell would hold approximately 7.6% of InterOil's issued share capital on a fully-diluted basis

          - Shell will purchase 100% of its domestic PNG-refined product supplies from the Refinery;

          - Shell will purchase and market the entire export capacity of the Refinery for a period of three years at prices ruling at the time of supply.

          - The contracts will become effective as soon as the Refinery begins commercial operations, which is expected in the first half of 2004 and will not impact InterOil's revenues or balance sheet until Refinery completion.

          Export Markets

          The targeted export markets currently enjoy healthy margins that, when combined with InterOil's transportation and product quality benefits, are expected to enable InterOil to compete on a price basis in order to penetrate the market. The initial challenge in these markets is to obtain volume without eroding profitability.

          Naphtha does not have as great a transportation advantage as an export product in relation to the other export products.

     4.12 PRODUCT PRICING REGIME IN PNG

          The pricing of petroleum products in PNG is maintained and controlled by the State at two levels.

          Import Parity Prices

          The Department of Treasury and Finance (PNG) has a policy of calculating a monthly landed cost for the local distributors (BP, Shell and Mobil) of gasoline, diesel and kerosene at the four major cities of Port Moresby, Lae, Madang and Rabaul. The cost is calculated in Kina per litre and is set at the same price for each of the four cities. The components used to calculate the landed costs are similar to the components in the IPP formula set out in the PA, with some small adjustments to make it more transparent and effective. For this reason, the net effect of the requirement under the PA for the local distributors to pay the IPP for their product is similar to the current regime where they pay the monthly landed cost calculated by Treasury.

          Retail Prices

          Retail prices for every town and city in PNG are set pursuant to orders made by the Price Controller. PNG legislation provides for orders to be made and prices reset on a regular basis to allow for changes in crude/refined product prices and the exchange rate. Pricing orders should be made regularly and the retailers should be required to adhere to those prices.

          The Price Controller currently calculates a gazetted wholesale price by starting with the landed cost of refined product and adding to it the following in toea per litre ("t/l"):

          TAX  AND EXCISE     Set each year in the budget for the State as a
                              revenue raising and policy measure, this is high on gasoline, minimal on diesel and is not levied on kerosene. The rates are presently 61 t/l, 6 t/l and zero respectively.

          INDUSTRY MARGIN     This margin was established to provide the
                              distributors with 20% return on investment and is approximately 6-8t/l.

          DISTRIBUTOR MARGIN  This covers the costs for domestic distribution, general overheads and profits. It is approximately 13t/l on gasoline and diesel and 21t/l on kerosene.

          MARGIN AND          Currently, this is 3 t/l for gasoline, diesel and
          DISTRIBUTION COST   kerosene. The Government reviews this every 12
          REVIEW ("MDCR")     months. This margin is designed to allow the
                              distributors to recover any costs that have been incurred by them through delays in approval of gazetted price increases and other operating costs such that a 20% return on investment is achieved.
                              The MDCR is currently approximately 13 t/l for gasoline and 24 t/l for diesel.

          RETAIL MARGIN       This is an extra margin applicable to all retail
                              sales outside the four major cities and, depending on the location and transport costs, can vary from
                              0.2 t/l to over 70 t/l.

          Price and Margin

          The key margin driving the Project is the spread between the wholesale prices of product in PNG (the IPP) and the cost of the crude (the price for Kutubu Blend). This spread comprises two major components: firstly the crack spread, being the difference between Posted Price of refinery product prices in Singapore and the price of crude; and secondly the items in the IPP formula are added to the Posted Price.

          Therefore the PNG Refinery pricing margin is composed of the following components:

          - Refinery margin crack spreads (margin between cost of crude oil and the selling price of refined product at the Refinery);

          -    Transportation costs between Singapore and PNG; and

          - Associated insurance, wharfage and demurrage costs associated with the import of product that are now incorporated into the IPP pricing formula.

          The PNG Government will continue to set the distributor, industry and retail margins.

          Export Product will be marketed by Shell, to the Pacific Islands and other close regional markets that currently enjoy high margins due to remoteness, small shipment sizes and lack of competition. These markets have traditionally been supplied from Singapore and Australia.

          Transport distances and freight costs would be significantly reduced by supplying from PNG thus presenting the opportunity for attractive netback pricing to the Refinery.

     4.13 MANAGING PRICE VARIATIONS

          Prices and Foreign Exchange Risk

          Once operations commence at the Refinery, the PNG distributors will be required to pay the IPP for the Refinery's products, and the effect of the risk of movements in the IPP caused by exchange rate movements and refined product prices will flow through as a floating margin, in relation to the underlying crude oil price. Currently, the market addresses this effect on a time-delayed structure.

          Importers of refined products are impacted by a two or three month time lag between order and delivery, which particularly impacts on foreign currency exchange rates. With a local refinery, there will be no timing impacts between current landed cost formula and the IPP in setting the oil price and the US$/K exchange rate (the main components and source of volatility in the formula).

          Inventory Management

          At all times InterOil will have an inventory of crude on hand, which will need to be financed and the value of which can change with movements in the price of crude.

          The BP crude contracts require InterOil to pay for crude 30 days from the bill of lading date. Product sales agreements will allow InterOil to invoice, with payment due in 20 days from the invoice date. These considerations together with delivery schedules result in a requirement for InterOil to finance a peak crude inventory of approximately 750,000 bbl.

     4.14 THE UPSTREAM OPPORTUNITY

          Exploration and Production

          InterOil has discovered a new oil system in the Eastern Papuan Basin of PNG. The evidence from two recent wells drilled by InterOil shows good quality reservoir sand and four sources of oil. Based on this, the Eastern Papuan Basin is shown to be prospective for oil.

          Since the discovery of oil in the Toro Sandstone at Kutubu exploration activity has focused on the Toro Sandstone fairway in the Fold Belt and Foreland in the west of PNG. As reported by the PNG government, the Kutubu Field will produce more than 300 million barrels and the Hides Field contains more than 5 tcf of gas. Despite these world class fields, a combination of factors, including high costs of drilling in the Fold Belt, reduced exploration drilling to one or two commitment wells each year. The Eastern Papuan Basin had been intermittently explored since 1911, with the last well drilled by Petro-Canada in 1991. The Pale Sandstone was discovered in 1986 by geologic field survey finding outcrop samples. The extent and reservoir quality of this formation were unknown at the time, until drilled by InterOil in its 2001 drilling program comprising of Subu-1 and Subu-2.

          When InterOil began to look for exploration opportunities in 1998, the Eastern Papuan Basin was open acreage except for an area around the Puri-1 oil discovery. InterOil considered the area to have strong petroleum potential as indicated by numerous oil and gas surface seeps, the Pale sandstone outcrop found during the 1986 geological field survey, and oil tested at the Puri-

          1 well. The key to the plan was the development of a cost effective exploration method in the InterOil licence area. The implementation of the plan has resulted in InterOil obtaining licences with good logistics and access to the Refinery, and finding tangible evidence of a working petroleum system. InterOil has identified over 40 leads and prospects in its licence areas.

          The initial phase of InterOil's exploration program involved finding, reviewing, reprocessing and interpreting original data (including ground mapping, landsat, gravity and seismic data). Together with extensive fieldwork, this has established a portfolio of leads and prospects. This initial work, together with reports of other Pale Sandstone outcrops, indicates that the Pale Sandstone is a regional fairway. Subsequently InterOil decided that key reservoir information could be obtained by drilling Subu-1 and Subu-2. Not only did these wells establish two reservoir quality sandstones (Pale and Subu) but also demonstrated the presence of altered hydrocarbons and the presence of four hydrocarbon sources.

          Three new Petroleum Prospecting Licences (PPLs) Nos. 236, 237 and 238 were obtained in March 2003, covering over eight million acres. These licences replace InterOil's previous licences (PPLs 210, 220 and 230 respectively). The area stretches from just east of the existing oil export pipeline further east to the Refinery at Port Moresby. The new licences qualify for the incentive tax terms of 30%, reduced from an effective maximum tax rate of approximately 65%. To balance the exploration portfolio, InterOil sought and obtained low entry cost interests in other permits in PNG. InterOil has interests in PPL 200 and Petroleum Retention Licences PRL 4 and PRL 5.

          PPL 200 is an offshore block operated by Talisman Energy, and PRLs 4 and 5 are gas condensate fields operated by Santos with access to the Fly River.

          Cost Effective Progress from Exploration to Production

          InterOil has a core exploration team, covering geology, geophysics, engineering and commercial aspects. An innovative program was developed which involved continuous coring to provide rock samples that can give direct evidence of porosity, permeability and hydrocarbons without the cost of casing, logging or well testing.

          The equipment is smaller and lighter than conventional oil drilling rigs thereby reducing the cost of wells drilled. In addition the need to spend time and money on seismic data (with costs ranging from US$2.5 million to US$10 million) prior to drilling is reduced, as the core issues are reservoir and presence of oil. A key exploration fact is that all of the major oil fields in PNG have been found without seismic data. A further benefit is that InterOil is expected to achieve lower well costs by using a multi-well drilling program to gain economies of scale.

          InterOil licences have a logistical advantage of moderate terrain and barge access to infrastructure and proximity to the Refinery being constructed in Port Moresby. This advantage can allow early production, lower cost development, and access to a market for oil production. For example, the economic field size for an oilfield near Port Moresby is estimated to be five to seven million barrels, compared to 75 million barrels in the Fold Belt.

          Exploration Results

          Two stratigraphic wells drilled by InterOil, Subu-1 and Subu-2 in PPL 238 have cored over 488 metres (1,600 feet) with 375 metres (1,230 feet) of good reservoir quality Pale Sandstone. A recent field survey found a second exposure of Pale Sandstone that extends the known width of the Pale fairway to more than 100 kilometres (60 miles). The estimated true stratigraphic thickness of the Pale and Subu Sandstone is 266 metres (877 feet), with hydrocarbons present throughout. Preliminary analyses suggest these hydrocarbons are bitumen residue of three oils derived from four sources. One is similar to Kutubu oil, sourced from a Jurassic-age rock, one is from a Palaeogene or Late Cretaceous aged source, while the third and fourth are from immature or marginally mature sources which may be mature in deeper parts of the kitchens. The Cretaceous source is likely to still be generating oil, increasing the chances of migration into current structures. Unaltered crudes are light
          (40-45 degrees API) and low sulphur (<0.5%) suitable for processing in the refinery. CSIRO (the Australian Government Commonwealth Scientific & Industrial Research Organisation) has been contracted to supply specialist technical and research services. Reports received so far indicate:

          -    The key elements of a petroleum system have been identified.

          - The Subu wells identified two independent sandstone units (Pale and Subu Sandstones). These units were deposited under different settings;

          - Based on the results of testing the both sandstone reservoirs are regarded as good quality;

          - Testing has revealed the solidified oil samples recovered from the Subu cores are from a similar source to the producing Kutubu and Gobe oil fields; and

          - Two other sources similar to those in Gippsland Basin in Australia and Taranaki Basin in New Zealand have also been identified.

                             [PAPUA NEW GUINEA MAP]

          InterOil Drilling Program

          Up to December 31, 2002 InterOil identified 12 Pale/Subu Sandstone leads and prospects and 20 other leads and prospects. The size of these leads and prospects cannot be accurately estimated until further drilling, completion of field work and/or seismic operations are conducted, however, large anticlines and seismic and gravity anomalies have been identified. There are three categories of future exploration for InterOil:

          a. Shallow wells to explore prospects near the Pale/Subu Sandstone outcrops;

          b. Deeper Pale/Subu Sandstone prospects which will require a rig with greater depth capability; and

          c. Other exploration play types including the carbonate reservoirs (as demonstrated by the Puri-1 discovery) and shallow prospects defined by seismic data near Port Moresby.

          Activity in 2002 focused on establishing the requirements for a multi-well program. This included geological field surveys, a small seismic survey, and airborne gravity and magnetics data acquisition, processing and interpretation.

          A low cost drilling system was researched and progressed to final design and construction of a rig. The drilling system incorporates air drilling, rotary drilling and continuous coring with a special purpose built rig.

          Operated Permit Details

          The following three licences (PPL236, PPL237 and PPL 238) replace InterOil's previous licences PPL 210, PPL220 and PPL230. and are owned and operated 100% by InterOil.

          PPL 238:

          Increased understanding of the geology led to the application for a larger area PPL 238 and this licence was awarded during March 2003.

          InterOil identified the potential in this area and was rewarded with encouraging results from the stratigraphic wells and field surveys which indicate a new oil system in the Pale/Subu Sandstones. There are numerous oil and gas seeps in the area, and large surface structures suggest the potential for large oilfields. Gas discoveries have been made in and around the licence at Tovala, Kuru, Barikewa, Uramu and Bwata. The Gobe oilfields are about 100 miles to the northwest of the licence, and the Puri-1 well is located in PPL 237. PPL 238 has the potential for large multiple structures.

          The licensed property is connected by road to the Refinery site near Port Moresby, and navigable rivers penetrate inland to the prospective areas. This favourable location will result in significantly lower drilling and development costs compared to existing operations in the highlands.

          PPL 236:

          PPL 236 covers an area that includes the refinery site, with road access to the prospective locations.

          This proximity to Port Moresby means that even a modest gas discovery may be economic for a pipeline to the Refinery and electrical power generation in Port Moresby. A small oil discovery this close to the Refinery may be economic with low development, operating and transport costs. One large structure "Whale" and two fault and reef structures "Sea Dragon" and "Marlin" have been identified in this permit.

          PPL 237:

          The licence is well located to receive hydrocarbons that have migrated out of the adjacent Omati and Aure Trough areas. The licence contains the prior gas discovery Bwata-1. Little exploration work has been done in this area for more than 20 years and application of modern technologies should result in a considerably improved appraisal. The flat nature of the terrain means that low altitude airborne geophysical exploration methods, e.g. gravity and magnetics, may be appropriate. Barge transport of oil to the InterOil refinery near Port Moresby would be facilitated by the presence of several rivers, which exit to the sea through PPL 237. Prospects for the expanded drilling program include "T-Rex", "Triceratops", "Brontosaurus", and "Stegosaurus."

          Non-Operated Permit Details

          PRL 4: (INTEROIL 20%)

          PRL 4 was granted on September 1, 2000. This licence covers the Stanley gas condensate field, which is a candidate for condensate recovery by gas recycling and liquids stripping. The ease of access to the location will reduce development and operating costs, with the potential to barge the petroleum liquids down the Fly River to the refinery in Port Moresby.

          PRL 5: (INTEROIL 20%)

          PRL 5 was granted on February 15, 2000. This licence covers the Ketu and Elevala gas condensate fields.

          PPL 200: (INTEROIL 15%)

          The Flinders prospect is a low relief four-way dip closure with an associated amplitude anomaly. Geophysical analysis suggests that the amplitude anomaly may result from a gas-saturated sandstone. The Flinders prospect is close to the Pasca field that demonstrated a high condensate yield. A high condensate yield significantly improves gas field economics. PPL 200 is ideally located to take advantage of the proposed PNG-Queensland Gas Project infrastructure that would provide access to the Australian gas market.

ITEM 5. SELECTED CONSOLIDATED FINANCIAL INFORMATION

     5.1  SELECTED CONSOLIDATED FINANCIAL INFORMATION

          The following table sets forth certain consolidated financial information for the InterOil Group for the financial years ended December 31, 2002, 2001 and 2000.

     YEAR ENDED DECEMBER 31,            2002          2001         2000
==========================================================================
Total revenue                            384,226    1,059,944    2,249,599
Income from Operations                       nil          nil          nil
Net profit (loss)                     (1,315,887)  (3,279,196)    (439,346)
Net profit (loss) per share                (0.06)       (0.16)       (0.02)
Total assets                         135,074,861   97,297,583   97,956,697
Long-term debt                        31,000,000          nil          nil
Cash dividends declared per share            nil          nil          nil

     5.2  FINANCIAL STATEMENTS

          The Corporation's consolidated financial statements for the years 2002, 2001 and 2000, are hereby incorporated by reference. Copies of these financial statements may be found at www.sedar.com.

     5.3  DIVIDENDS

          Subject to the payment of ongoing operating expenses and such other considerations as the Board may determine, it is anticipated that the Corporation will dividend to its shareholders any amounts received by it as dividends from SPI and the other operating subsidiaries.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS

     In addition to the discussion above under Item 4, the formal management's discussion and analysis in respect of the financial statements for the years 2002, 2001 and 2000, is hereby incorporated by reference, and may be found at www.sedar.com.

      Quarters ended          31-Mar-01   30-Jun-01   30-Sep-01   31-Dec-01    31-Mar-02   30-Jun-02   30-Sep-02    31-Dec-02
-----------------------------------------------------------------------------------------------------------------------------
Total revenue                   388,929     316,945     162,467      191,603     162,641     133,037       92,922      (4,374)

Income from operations                0           0           0            0           0           0            0           0

Net profit (loss) per share     (56,029)   (685,441)   (552,864)  (2,017,713)    108,239     (56,085)  (1,163,768)   (208,211)

ITEM 7. MARKET FOR SECURITIES

     The Corporation's Common Shares trade on the TSX Venture Exchange (symbol:
     IOL) and on the Australian Stock Exchange and the Port Moresby Stock Exchange (symbol: IOC) (in the form of Chess Depositary Interests).

ITEM 8. DIRECTORS AND OFFICERS

     8.1  DIRECTORS AND EXECUTIVE OFFICERS

  NAME AND MUNICIPALITY OF                                                      DIRECTOR
          RESIDENCE                         PRINCIPAL OCCUPATION                 SINCE
----------------------------------------------------------------------------------------
Phil E. Mulacek                 Chairman of the Board and Chief Executive         1997
The Woodlands, Texas, USA       Officer of the Corporation

Christian M. Vinson             Managing Director of InterOil Limited and         1997
The Woodlands, Texas, USA       Vice President of the Corporation

Roger N. Grundy                 Managing Director of Breckland Ltd, a UK          1997
Matlock, Derbyshire, England    based engineering consulting firm

Gaylen J. Byker                 President of Calvin College, a liberal arts       1997
Grand Rapids, Michigan, USA     college in Grand Rapids, Michigan

G. Michael Folie                Director & CEO of Acacia Resources Ltd. of        2000
Brighton, Victoria, Australia   Australia from 1994 to 2000. Director of EFIC
                                Australia from 1994 to 2000

Tom Donovan                     Chief Financial Officer, General Manger-          N/A
Lufkin, Texas, USA              Finance & Administration

Graeme Alexander                Corporate Counsel & Corporate Secretary           N/A
Cairns, Queensland, Australia

Anesti Dermedgoglou             Vice President - Investor and Public              N/A
Kewarra Beach, Queensland,      Relations, Australia
Australia

Gary Duvall                     Vice President - Corporate Development            N/A
The Woodlands, Texas, USA

          All directors are appointed for a one-year term of office expiring at the Annual Meeting of Shareholders.

          The directors and executive officers of the Corporation collectively hold 8,578,798 common shares of the Corporation.

          PHIL E. MULACEK is the Chairman and Chief Executive Officer of InterOil, the position he has held for seven years. Mr Mulacek is the founder of P.I.E. Corp based in Houston, Texas, USA. Mr Mulacek earned his degree in Petroleum Engineering from Texas Tech University in Lubbock. P.I.E. Corp was established in 1981 for the purposes of oil exploration, drilling and production. P.I.E. Corp operated across the southwestern portion of the USA, with more than 90 wells developed at depths from 1,500 feet to 26,000 feet. P.I.E. Corp has led the development of the Project and the commercial activities to secure the economic viability of its companies.

          CHRISTIAN M. VINSON has been the Chief Operating Officer for InterOil since 1995. He earned an Electrical and Mechanical Engineering degree from Ecole d'Electricite et Mecanique

          Industrielles, Paris, France. He has extensive expertise in computer automation of electrical and mechanical systems. Before joining P.I.E. Corp, he was a manager with NUM Corporation, "a Schneider company" in Naperville, Illinois, USA, where his responsibilities included establishment of the company's first USA office. Mr Vinson has been responsible for securing the 30 year Refinery Project Agreement with the Government of PNG and obtaining all permits and approvals. He is the in-country Director responsible for government and community relations and corporate development. Mr Vinson plays a key role in the corporate development of InterOil with his intricate knowledge of the oil and gas industry and with his long standing relationships developed with key Government and Industry leaders in PNG.

          ROGER N. GRUNDY is a Director of InterOil and serves as the Technical Director for the Project. Mr Grundy is the Managing Director of Breckland Ltd, a UK-based engineering consulting firm, and is an internationally recognised expert in the area of refinery efficiency. Mr Grundy has more than 30 years' experience in all areas of oil refinery operations and construction and has acted as a consultant to more than 115 existing refineries on six continents for the major oil companies, independents and the World Bank. Mr Grundy's knowledge and refinery industry contacts have been of great assistance to ensure a successful Project.

          GAYLEN J. BYKER is President of Calvin College, a liberal arts institution of higher learning, located in Grand Rapids, Michigan, USA. He has obtained four university degrees including a PhD (doctorate) in international relations from the University of Pennsylvania and a JD (law) from the University of Michigan. Dr Byker is a former partner in Offshore Energy Development Corporation ("OEDC") where he was Head of Development, Hedging and Project Finance for gas exploration and transportation projects offshore USA. Prior to joining OEDC, he was Co-Head of Commodity Derivatives, Phibro Energy, Inc., a subsidiary of Salomon, Inc. and Head of Commodity-Indexed Transactions Group, Banque Paribas, New York, with worldwide responsibility for hedging and financing transactions utilising long-term commodity price risk management. Dr Byker was Manager of Commodity-Indexed Swaps and Financings for Chase Manhattan Investment Bank, New York, and was also an associate attorney at Morgan, Lewis & Bockius in Philadelphia, Pennsylvania, USA.

          G. MICHAEL FOLIE, following a distinguished career as an executive in the resource sector, is currently a consultant and independent director specialising in petroleum and mining. He held a number of senior executive positions with Shell Australia Limited and its subsidiaries from 1979 to 1994 where he was involved in all aspects of Shell's Australian businesses, including investments in coal, alumina, gold, LNG, oil refineries and chemical plants. From 1990 to 1994, Dr Folie was a Director of Shell Australia, involved in all of Shell's operations, including oil products and refining. From 1994, he was Managing Director and CEO of Australian Stock Exchange listed Acacia Resources Limited until it merged with AngloGold in January 2000. Dr Folie was a Director of the Export Finance and Insurance Corporation - "EFIC", an arm of the Australian Federal Government, from 1994 to 1997. He is a Director of the Federal Government's Australian Research Council; the Institute of Public Affairs and Chairman of Concept Gold. Dr Folie obtained a PhD in Civil Engineering from Southampton University and a Masters in Economics from the London School of Economics and currently resides in Melbourne, Australia.

          TOM DONOVAN is the General Manager Finance/Accounts, Chief Financial Officer. Mr Donovan's experience in International Business and Financial Systems is a requisite for ensuring that the Financial Integrity of the Company's Business Segments is maintained and integrated worldwide. Prior to joining InterOil, Mr Donovan was the Corporate Controller for Rapid Design Service, Inc. (RDS). Product Design and Development, Engineering, Document Processing and Vocational Training are the services RDS provided throughout 35 locations in

          11 countries. During his seven years of employment, prior to joining InterOil, he successfully managed the development and implementation of an integrated Accounting System throughout the entire International organisation. In addition, Mr Donovan played a key role on the RDS Due Diligence Team, and was directly responsible for managing the financial conversion process for all acquired companies. Prior to RDS, he held positions in Financial Management for International Total Services, Inc. for four years. Mr Donovan has a Bachelor of Business and Administration (Accounting and Finance) from the University of Toledo, Toledo, Ohio.

          GRAEME ALEXANDER is the Corporate Counsel and Company Secretary for the InterOil Group and has extensive legal and geological experience having worked as a Minerals Geologist for over 10 years before specialising in law. Mr Alexander has significant PNG in-country experience, developed during his position as Principal Commercial Partner of Gadens Lawyers in PNG for over two years. Prior to that he was Senior Counsel of Mobil Exploration & Production Pty Limited and Ampolex Limited for nearly 10 years, during which time he also worked on PNG matters.

          ANESTI DERMEDGOGLOU is the Vice President Investor & Public Relations. Anesti has been involved in the stockbroking industry for over 16 years. He is a former member of the Johannesburg Stock Exchange (1987-1996) and Director of Frankel Pollack Vinderine Inc, one of the largest stockbroking companies in South Africa. His experience, gained during the past six years in the financial services industry in Australia, provides him with an excellent understanding of the Investment Industry. Prior to joining InterOil in 2002 he was a Senior Investment Advisor at Mortimer & Chua since 2001 and prior to that was a Senior Investment Advisor at Merrill Lynch Investment Managers since 1998.

          GARY DUVALL is the Vice President Corporate Development. Mr Duvall was Managing Director for Energy Infrastructure and Business Development at Williams' international business unit. In that position, Mr Duvall was responsible for a team of professionals evaluating potential acquisitions and energy infrastructure projects in target countries around the world, with a primary focus on the Asia-Pacific Region and Europe. Through his tenure with Williams from 1985 - 2002 and prior to joining InterOil, Mr Duvall gained significant experience in the acquisition, development, and operation of pipeline and energy-related infrastructure assets. He will be responsible for co-ordinating InterOil's infrastructure development projects that will be necessary to help monetise Papua New Guinea's vast energy resources.

     8.2  COMMITTEES OF THE BOARD

          Audit Committee

          This committee supervises all the internal and external audit functions for the Corporation and is composed of 3 members: Gaylen J Byker (Chairman), Phil E Mulacek and G Michael Folie.

          Compensation and Nomination Committee

          This committee is responsible for appointing, assessing, supervising and determining the remuneration for directors, senior executive officers and general management and is composed of 3 members: Gaylen J Byker, Phil E Mulacek and G Michael Folie.

ITEM 9. ADDITIONAL INFORMATION

     The Corporation will provide to any person, upon request to the Secretary of the Corporation, Suite 2, Level 2, Orchid Plaza, 79-88 Abbott Street, Cairns, QLD 4870 Australia (telephone: 617-4046-4602):

     a. when the securities of the Corporation are in the course of a distribution pursuant to a short form base shelf prospectus or a preliminary short form base shelf prospectus:

          i. one copy of the Annual Information Form of the Corporation, together with one of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

          ii. one copy of the comparative consolidated financial statements of the Corporation for its most recently completed financial period together with the accompanying report of the auditors and one copy of any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for its most recently completed financial period;

          iii. one copy of the management information circular of the Corporation in respect to its most recent annual meeting of shareholders that involved the election of directors; and

          iv. one copy of any other documents that are incorporated by reference into the preliminary short form base shelf prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

     b.   at any other time, one copy of any document referred to in (a) (i),
          (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

          Additional information, including that related to directors and officer's remuneration is contained in the Corporation Information Circular prepared in respect of the annual and special meeting of shareholders to be held on June 25, 2003. Additional financial information is provided in the Corporation's financial statements for the year ended December 31, 2002, which financial statements are incorporated by reference herein, and which can be found in the Corporation's 2002 Annual Report to shareholders filed on SEDAR (www.sedar.com).

          Copies of the information circular, the financial statements, including any additional copies of this Annual Information Form may also be obtained from the following individuals:

        NORTH AMERICA                       AUSTRALASIA
------------------------------      ----------------------------
Gary M Duvall                       Anesti Dermedgoglou
V.P., Corporate Development         V.P., Investor Relations
InterOil Corporation                InterOil Corporation
      Gary.duvall@interoil.com            Anesti@interoil.com
      phone: 1-281-292-1800               phone: +61-7-4046-4600

GLOSSARY OF TERMS

API gravity                   API crude oil density scale

Asia Pacific                  Asia Pacific defined as Far East (Japan, PR China,
                              Sth Korea, Taiwan, Hong Kong), South East Asia,
                              South Asia (Indian sub-continent) and Australasia

Bbl                           Barrel (=42 US Gallons)

Board                         board of directors of InterOil

BP                            British Petroleum

Bpd                           barrels per day

crack spread                  the difference between the crude oil price and
                              product price

distillation unit             heat separation of hydrocarbons into discrete
                              streams of varying density

DWT                           dead weight tonnage

Eda Ranu                      the water and sewerage authority in the National
                              Capital District (NCD)

Elcom                         the PNG Electricity Commission

EPC Contract                  engineering, procurement and construction contract

gasoline                      motor gasoline

Hydroskimming installation    refineries limited to distillation, reforming,
                              purification and blending

hydrotreater                  sulphur removal step

InterOil Group or the Group   InterOil Corporation and its subsidiaries

IPA                           Investment Promotion Authority (Papua New Guinea)

IPP                           import parity price (calculated in US$)

Kina or K                     the lawful currency of PNG

km                            Kilometre

KPI                           key performance indicators

Kumul crude tanker loading facility in the Gulf of Papua operated by Chevron Niugini Limited

Kutubu Blend                  term used for mix of crude oils from the Kutubu,
                              Gobe and Moran oil fields in PNG

Light Ends Unit               treatment of the light hydrocarbons produced in
                              distillation

Light sweet crude oil         crude oil with typically less than 1% sulphur and
                              density higher than 35 degrees API gravity.

LPG                           liquefied petroleum gas

MDO                           marine diesel oil

MOPS Mean of Platts Singapore - an Asia-Pacific source for refined petroleum product pricing

MRDC                          Mineral Resources Development Corporation (Papua
                              New Guinea)

MW                            Megawatts

Nameplate Capacity            process plant design capacity

Napa Napa                     an area on the western side of Port Moresby
                              Harbour

naphtha a colourless volatile refining intermediate product used for blending

Nikiski                       the distillation unit purchased from Chevron in
                              1994

PA the Project Agreement, dated 27 May 1997, by and between EPI, InterOil, and the Government of PNG

PIE Corp.                     Petroleum Independent and Exploration Corporation,
                              formed under the laws of Texas, USA

PNG or State                  The Independent State of Papua New Guinea

PNG Producers                 refers to Oil Search Limited, Orogen Minerals
                              Limited, MRDC , Chevron Niugini Limited and other
                              PNG oil producers

PPL Petroleum Prospecting Licence issued under the Oil and Gas Act 1998 (PNG)

PRL Petroleum Retention Licence issued under the Oil and Gas Act 1998 (PNG)

Price Controller              Secretary for Treasury in PNG

Project the development of a crude oil refinery at Napa Napa, west of Port Moresby, PNG

Refinery all buildings, structures, fixtures, attachments, appliances, equipment, machinery and other components used in connection with the crude oil refinery plant and related facilities to be owned by InterOil and located at Napa Napa west of Port Moresby, PNG

refinery margin               revenue less cost of goods sold on a per barrel
                              basis

reformer                      semi-regenerative catalytic reformer

Reforming                     manipulation of the molecular structure of
                              hydrocarbons

site the land, including any easements, on which the Refinery is to be located as described in the State Lease

State Lease                   the leases of land on which the Refinery is to be
                              located granted to InterOil Limited by the State on 27 May 1996

Stream factor                 plant availability or stream factor. A 100% stream
                              factor implies constant plant operation.
                              Typically, it is less than 100% due to plant shutdowns for maintenance

t                             Toea or one hundredth of a kina

t/l                           Toea per litre

Tapis an Asia-Pacific benchmark for light sweet crude oil

US$                           United States Dollars